FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: June 30, 2014

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	English Translation of the Announcement of A Resolution Adopted at the 60th Ordinary General Meeting of Shareholders of Kyocera Corporation (“Rinjihoukokusho”)

English Translation of Announcement of A Resolution Adopted at 60th Ordinary General Meeting of Shareholders of Kyocera Corporation (“Rinjihoukokusho”)

1.	Reason for Filing

To report a resolution adopted at the 60th Ordinary General Meeting of Shareholders of Kyocera Corporation (the “Company”), which was held on June 26, 2014, in accordance with Paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law and Sub-paragraph 9-2 of Paragraph 2 of Article 19 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2.	Matter to Be Reported

1)	Date of Meeting Held: June 26, 2014

2)	Content of Matter to Be Resolved:

Proposal	Appropriation of Surplus

1.	Matters Relating to Year-end Dividend

(1)	Matters relating to Shareholder Appropriation of Assets Distributed as Dividend and Aggregate Amount Thereof:

40 yen per share of common stock of the Company

The aggregate amount thereof shall be 14,674,668,600 yen.

(2)	Effective Date of Distribution of Surplus as Dividend:

June 27, 2014

2.	Matters Relating to Appropriation of General Reserve

(1)	Category of Surplus to Increase and the Amount Thereof:

General Reserve:	19,000,000,000 yen

(2)	Category of Surplus to Decrease and the Amount Thereof:

Unappropriated Retained Earnings:	19,000,000,000 yen

3)	Number of Votes Showing Intention to Vote FOR, AGAINST or ABSTAIN, Requirements for Adoption, and the Tabulation Results with respect to Matter to Be Resolved:

Matter Resolved	FOR	AGAINST	ABSTAIN	INVALID	Ratio of Votes FOR	Result
Proposal	2,481,005	220,544	2,242	1,579	90.41	Adopted

Notes:

1.	Requirements for adoption of resolutions are as follows:

The requirement for adoption of resolution relating to Proposals is a majority of votes of the shareholders entitled to exercise voting rights who are present at the Meeting.

2.	“Ratio of Votes FOR” is expressed in percentage of a fraction, of which the denominator is the number of voting rights held by shareholders present or represented at the Meeting (i.e., the sum total of the number of voting rights exercised by shareholders by the day immediately preceding the Meeting date and the number of voting rights exercised at the Meeting by attending shareholders), and the numerator is the number of voting rights with confirmed votes “FOR” with respect to each Proposal.

4)	Reason for not Including Some Votes of Shareholders Present at the Meeting:

Because the said number of voting rights with confirmed votes “For,” out of the total number of voting rights exercised at the Meeting, was sufficient to satisfy the requirements for adoption of all Proposals.